

15045073

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53361

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01/01/13____ AND ENDING____12/31/13____
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ROSS SECURITIES CORPORATION

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
424 MADISON AVENUE - 14TH FLOOR

OFFICIAL USE ONLY
FIRM I.D. NO.

(No. and Street)

NEW YORK	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
NORMAN E. ROSS   212-582-2524
                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ADEPTUS PARTNERS, LLC

(Name – *if individual, state last, first, middle name*)

6 EAST 45TH STREET - 10TH FLOOR	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Norman E. Ross__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Ross Securities Corporation__ , as of __December 31__ , 20 __13__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

__President__
_____
Title

_____ 2/7/2014
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



Ad3ptus

ROSS SECURITIES CORPORATION

FINANCIAL STATEMENTS

WITH INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2013

ROSS SECURITIES CORPORATION
Table of Contents



Ad3ptus

Adeptus Partners, LLC
Accountants | Advisors
6 East 45th Street
New York, NY 10017
phone 212.758.8050
fax 212.826.5037
www.AdeptusCPAs.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholders of Ross Securities Corporation

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Ross Securities Corporation, as of December 31, 2013, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended, and the related notes to the financial statements that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ross Securities Corporation as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Offices:
New York City
Long Island
New Jersey



Ad3ptus

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The computation of net capital (page 9) is presented for purpose of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Adaptus Partners, LLC

New York, NY
January 29, 2014

Ross Securities Corporation
Statement of Financial Condition
December 31, 2013

ASSETS

Cash	$	61,366
Accounts receivable		3,160
Other assets		750
TOTAL ASSETS	$	65,276

LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities

Accounts payable	$	450
Accrued expenses		6,755
Accrued income taxes		2,000
Total Liabilities		9,205

Shareholders' Equity

Common stock - 1,000 shares authorized, 100 shares issued and outstanding	15,700
Retained earnings	40,371
Total Shareholders' Equity	56,071

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	65,276

The accompanying notes are an integral part of this financial statement.

3

Ross Securities Corporation
Statement of Income
For the Year Ended December 31, 2013

Revenue

Commissions revenue		$ 213,567

Expenses

Salaries	$ 106,241	
Dues and licenses	8,187	
Rent	12,685	
Professional services	58,735	
General and administrative	13,612	
Total expenses		199,460
Income from operations		14,107
Income taxes		5,419
Net Income		$ 8,688

The accompanying notes are an integral part of this financial statement.

4

Ross Securities Corporation
Statement of Changes in Shareholders' Equity
For the Year Ended December 31, 2013

| | Common Stock | | Retained Earnings | Total Shareholders' Equity |
	Shares	Amount		
Balances, December 31, 2012	100	$ 15,700	$ 31,683	$ 47,383
Distributions	-	-	-	-
Net income	-	-	8,688	8,688
Balances, December 31, 2013	100	$ 15,700	$ 40,371	$ 56,071

The accompanying notes are an integral part of this financial statement.

Ross Securities Corporation
Statement of Cash Flows
For the Year Ended December 31, 2012

Cash flows from operating activities:		
Net income	$	8,688
Net change in operating assets and liabilitites:		
Decrease in accounts receivable		2,105
Decrease in accounts payable		(10,809)
Increase in accrued expenses		3,505
Decrease in accrued income taxes		(1,000)
Net cash provided by operating activities		2,489
Net increase in cash		2,489
Cash, beginning of year		58,877
Cash, end of year	$	61,366
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Income Taxes	$	6,419

The accompanying notes are an integral part of this financial statement.

Note 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

(a) ORGANIZATION

Ross Securities Corporation (the "Company") was incorporated on September 11, 2000 in the state of New York and operates as a limited broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory, Inc. ("FINRA"). The Company is privately owned and engages in the business of selling variable life insurance policies and annuities.

The Company operates completely pursuant to the exemptive provisions of SEC Rule 15c3-3 of the Securities and Exchange Commission. The Company does not receive, hold or owe customer funds or securities or carry customer accounts or trade securities other than on an agency or riskless principal basis. The Company earns its commissions directly from insurance carriers. Additionally, the Company is exempt from membership in the Securities Investor Protection Corporation under section 78ccc(a)(2)(A)(ii) of the Securities Investor Protection Act of 1970 since its business consists exclusively of the sale of variable annuities and the business of insurance.

(b) ACCOUNTING BASIS

The financial statements of the Company have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates by management.

(c) USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d) CASH AND CASH EQUIVALENTS

The Company considers all highly liquid debt instruments with a maturity of three months or less at time of purchase to be cash equivalents.

(e) INCOME TAXES

The Company follows required accounting guidance for uncertainty in income taxes. The Company evaluates its tax positions on an ongoing basis, and if considered necessary, establishes liabilities for uncertain tax positions that may be challenged by tax authorities. The Company files tax returns in the U.S. Federal jurisdiction and applicable states. The Company has no open years prior to 2010 and believes that its underlying tax positions are fully supportable at both the Federal and State levels.

(f) REVENUE RECOGNITION

The Company records commission income when annual premiums are received by the insurance carriers and the commissions are paid to the Company.

(g) SUBSEQUENT EVENTS

For the year ended December 31, 2013, the Company has evaluated subsequent events for potential recognition or disclosure through January 29, 2014, the date the financial statements were available for issuance.

Note 2. NET CAPITAL AND MINIMUM CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2013, the Company had net capital and net capital requirements of $52,161 and $5,000, respectively. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1. As of December 31, 2013, the Company's net capital ratio was .18 to 1.

Note 3. CONCENTRATION OF RISK

The Company maintains its cash at a reputable financial institution, which at times may exceed federally insured limits. The Company has not experienced any loss in these accounts and does not believe it is exposed to any significant credit risk on cash.

Note 4. COMMITMENTS AND CONTINGENCIES

The Company has an expense sharing arrangement with an affiliated company. Operating expenses are allocated to the Company on a monthly basis and is calculated on usage. In addition, the Company could become involved in legal claims arising in the ordinary course of its activities. In the opinion of management, the outcome of any legal proceedings would be covered by the Company's insurance policies and accordingly, would not have a material effect on the Company's financial position or results of operations.

Note 5. FAIR VALUE MEASUREMENTS

The Company has adopted disclosure requirements for Fair Value Measurements which applies to all assets and liabilities that are being measured and reported on a fair value basis. Fair Value Measurements requires disclosures that establish a framework for measuring the value in accounting principles generally accepted in the United States of America, and expands disclosure about fair value measurements. This measurement enables the reader of the financial statements to assess inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. Fair Value Measurements requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets and liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

The Company's financial instruments, including cash, accounts receivable, other assets and other liabilities are carried at amounts that approximate fair value due to their short-term nature.

SUPPLEMENTARY INFORMATION

Ross Securities Corporation
Computation of Net Capital Pursuant to
SEC Uniform Net Capital Rule 15c3-1 as of
December 31, 2013

Credit:		
Shareholders' Equity	$	56,071
Debits:		
Nonallowable assets:		
Accounts receivable		3,160
Other assets		750
Total debits		3,910
Net capital before haircuts		52,161
Haircuts on securities positions		-
Net Capital		52,161
Minimum requirements of 6-2/3% of aggregate indebtedness of $9,205 or SEC requirement of $5,000, whichever is greater		5,000
Excess net capital	$	47,161
Aggregate Indebtedness:		
Accounts payable	$	450
Accrued expenses		6,755
Accrued income taxes		2,000
Total aggregate indebtedness	$	9,205
Ratio of Aggregate Indebtedness to Net Capital		.18 to 1

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submittted by the Company with the unaudited Form X-17A-5 as of December 31, 2013.



Adeptus Partners, LLC

Accountants | Advisors

6 East 45th Street

New York, NY 10017

phone 212.758.8050

fax 212.826.5037

www.AdeptusCPAs.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

To the Board of Directors and Shareholders of
Ross Securities Corporation

In planning and performing our audit of the financial statements of Ross Securities Corporation (the "Company"), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition that transactions are executed in accordance with management's authorization and recorded properly to permit with the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Offices

New York City

Long Island

New Jersey


Ad3ptus

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, and the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Adeptus Partners, LLC

New York, NY
January 29, 2014

11

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Job : 438
Date: 1/8/2015
Time: 11:02:43 AM